Exhibit 21.1

SUBSIDIARIES OF TREAN INSURANCE GROUP, INC.

Subsidiary	Jurisdiction of Incorporation or Formation
American Liberty Insurance Company	Utah
Benchmark Administrators, LLC	California
Benchmark Holding Company	Minnesota
Benchmark Insurance Company	Kansas
Compstar Holding Company LLC	Delaware
Compstar Insurance Services, LLC	California
Trean Compstar Holdings LLC	Delaware
Trean Corporation	Minnesota
Trean Reinsurance Services, LLC	Minnesota
Westcap Insurance Services, LLC	California